Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

July 22, 2010

By Edgar

Securities and Exchange Commission
Division of Corporation Finance
1 Station Place N.E.
Washington, D.C. 20549

Attention:   Terence O’Brien
                  Accounting Branch Chief

Re:  Leucadia National Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed February 26, 2010
       File No. 1-05721

Dear Mr. O’Brien:

Reference is made to your letter of July 12, 2010 (the “Second Comment Letter”), addressed to Ian M. Cumming, Chief Executive Officer of Leucadia National Corporation (“Leucadia” or the “Company”), in response to the Company’s June 22, 2010 letter responding to your original letter of June 9, 2010.  On behalf of Leucadia, set forth below are the numbered paragraphs of the Second Comment Letter followed by Leucadia’s response to each comment.

Form 10-Q for the Fiscal Quarter ended March 31, 2010

1.  We have read your response to prior comment 1 from our letter dated June 9, 2010.  Please provide us with your proposed disclosure in response to our comment.  Given the materiality of interest payments from FMG to your future cash flows, in your proposed disclosure please address when you expect to start receiving interest payments from FMG.  You state the proposed 40% mining tax will not affect the calculation of interest due on the FMG Note; however it is unclear whether the proposed tax would impact FMG's ability to make interest payments.  Please address this issue in your proposed disclosure.  Furthermore, your proposed disclosure should address known trends, events or uncertainties that will result in or that are reasonably likely to impact liquidity in a material way.  For example, we note on page 57 of the 2009 Annual Repot for Fortescue Metals Group (FMG) that it revalued the Note from $1.2 billion as of June 30, 2008 to $381.6 million as of June 30, 2009, a 70% decrease in your expected cash flows.  Refer to Item 303 of Regulation S-K for guidance.

Terence O’Brien

The Company expects that FMG will satisfy the restricted payments covenant contained in its senior notes indenture, including exceeding the minimum coverage ratio for the four fiscal quarters ending June 30, 2010.  Under the terms of the FMG note, if the restricted payments test is met all accrued interest is due 30 days after the end of the interest period in which the restricted payments covenant was satisfied.  Accordingly, the Company expects it will receive payment on July 30, 2010, and will disclose the payment received in its second quarter Form 10-Q.  If the payment is not received, the Company will provide disclosure to explain why it wasn’t received, including an evaluation of the collectability of the interest receivable.  In future periods the Company will continue to evaluate the collectability and disclosure concerning the accrued interest receivable based on the facts and circumstances at that time.

The Company will add to its investment footnote in its second quarter Form 10-Q the following disclosure concerning the proposed Australian mining tax:

During 2010, a Minerals Resource Rent Tax was proposed in Australia that would impact Fortescue if enacted by the Australian legislature; the proposed effective date of the tax is July 1, 2012.  Meetings between Australian government officials and mining companies in Australia are ongoing, and the initial proposal has changed and remains subject to further change.  However, as currently proposed the tax will not have any impact on the calculation of the interest payable on the FMG note, although the extra tax burden has had and could continue to have an adverse impact on the value of the Fortescue common shares held by the Company.  Further, based on the Company’s review of available information concerning the proposed tax and its anticipated impact on Fortescue, the Company does not believe the current proposed tax is so onerous as to cause a liquidity problem for FMG resulting in FMG’s inability to service its debt obligations, including the FMG note.  The Company does not believe that its zero-coupon note or prepaid mining interest are impaired or will become impaired as a result of the proposed tax.

The Company will include the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in its second quarter Form 10-Q, assuming FMG pays the interest due on the FMG note:

Terence O’Brien

On July 30, 2010, the Company received $xxx,xxx,xxx (expected to be $165,000,000 before withholding taxes) from FMG in payment of the accrued interest due on the FMG note through June 30, 2010.  The payment includes interest accrued since the inception of mining operations that previously had been deferred due to the restricted payments covenant contained in FMG’s senior secured debt agreements, including interest on the deferred interest.  FMG was able to make this payment because its consolidated coverage ratio (as defined in FMG’s senior secured debt agreements) exceeded the minimum required for the previous four fiscal quarters ending June 30, 2010.  Future interest payments under the FMG note will continue to be subject to satisfaction of the restricted payments covenant in FMG’s senior secured debt agreements, and the amount of interest will be dependent upon the physical volume of iron ore sold and the selling price.  As a result, it is not possible to predict whether interest earned in the most recent quarter will continue at the same level in future quarters, or whether the payment of interest earned will again be deferred under FMG’s senior secured note agreements.

We note your reference to the 2009 Annual Report for Fortescue; however, the changes made by Fortescue reflect their expectations of future cash flows discounted at a 42% rate.  Fortescue’s expectations of future cash flows that they use to value the FMG note are not necessarily consistent with the Company’s expectations.

2.  We have read your response to prior comment 2 from our letter dated June 9, 2010.  Based on your disclosure on page 13 it is not clear that you are accreting the FMG Note up to the $100 million face value or that the carrying value of the Note was $33.2 million.  In future filings please clearly disclose that the Note is being accreted up to the $100 million face value and please disclose the carrying value at each reporting period presented.  Furthermore, it appears from your disclosure that the carrying value was $33.2 million as of March 31, 2010 and December 31, 2009.  Given your assertion that the Note is being accreted up to the face value, please explain to us why the carrying value would be the same as of December 31, 2009 and March 31, 2010.  We would have expected the carrying value of the Note at March 31, 2010 to exceed the carrying value at December 31, 2009.  Furthermore, please tell us which line item for non-cash adjustments under cash flows from operating activities that you include your accretion for the Notes.

Please tell us how you are classifying the FMG Note on your balance sheet (i.e. held to maturity, available for sale, etc.) and the factors and accounting literature you considered in determining classification.

Terence O’Brien

We are accreting the zero coupon note component of the FMG Note up to its face value of $100 million and will make that clear in future filings.  The carrying value of the zero coupon note was $33,200,000 as of March 31, 2010, and $32,200,000 as of December 31, 2009, an increase of $1,000,000 during the first quarter of 2010.  These carrying amounts represent the zero coupon note component of the FMG Note, exclusive of the accrued interest receivable related to the prepaid mining interest component.  The $1,000,000 accreted income on the zero coupon note during the first quarter of 2010 is included in the “Other amortization” line in the consolidated statement of cash flows.

The Company includes the zero coupon note in other non-current investments.  The Company believes that the zero coupon note does not meet the definition of a security and is excluded from being a debt security under ASC 320-10-20 (SFAS 115, paragraph 137, clause (b) of the definition of a security is not met).  The Company is accounting for the zero coupon note as a loan-like instrument in accordance with ASC 310-10.  In future filings the Company will clarify that the zero coupon note is being accounted for as a loan-like instrument and not as a debt security.

3.  We have read your response to prior comment 4 from our letter dated June 9, 2010.  You state that although the accounting guidance supports your accounting for the FMG Note as two separate components, a zero-coupon note and a prepaid mining interest, it's legally one financial instrument that is not separable.  Please tell us what you mean by this statement and the guidance that allows you to recognize a separate “prepaid mining interest” asset.

The FMG Note is one legal contract that the Company is accounting for as two separate components.  The prepaid mining interest and the zero coupon note are not legally separable assets.  The accounting guidance and the Company’s considerations are referred to below in response to comments 4 and 5.  At the time the investment was made in 2006, the Company discussed its accounting treatment with the national consulting group of its auditor, PricewaterhouseCoopers, who agreed with the Company’s treatment.

4.  We have read your response to prior comment 5 from our letter dated June 9, 2010.  Please clarify the factors you considered in concluding that the prepaid mining interest was more similar to a purchased royalty interest given that it's not legally separable from the Note.  Furthermore, you state that there wasn't any GAAP guidance that was directly on point that would either require or prohibit the separate recognition of the components of your initial investment.  However, as discussed below in comment 5, ASC 835-30-25-6 suggests the excess paid over the face value of the Note would be accounted for as a premium on the Note.  Furthermore, please tell us your consideration of initially recording your debt security investment at cost and determining classification pursuant to ASC 320-10-25-1 (SFAS 115).

Terence O’Brien

The Company considered the following factors in concluding that the remaining component of its investment in the FMG Note, the prepaid mining interest, had predominant characteristics that were more similar to a purchased royalty interest than to a financial instrument:

•
The Company paid approximately $200,000,000 for an instrument with no guaranteed cash interest payments because of hoped for equity-like returns from payments based on actual revenues.  We accepted greater risk in the investment in the hope that returns would exceed normal expectations for a “debt-like security”.

•
Our return on the FMG note is based solely on our share of the mine’s revenue stream.  While it is not unusual for notes to have a variable or contingent interest component, it is unusual for a note to have no guaranteed periodic interest payment.

•
A large portion of the investment can be substantively viewed as a prepayment made in exchange for the receipt of future royalties, a transaction type that is common in extractive industries that provide an investee with funds to construct a project.

•
If the instrument were treated only as a note, significant amounts of non-cash income would be recorded during the construction phase of the mine prior to the sale of any iron ore.  Accounting for a portion of the FMG Note as a purchased royalty interest is a recognition model that correlates income recognition with amounts earned under the note.

As discussed in response to comment number 2 above, the Company believes that the zero coupon note does not meet the definition of a security and is excluded from being a debt security under ASC 320-10-20 (SFAS 115, paragraph 137).  The Company is accounting for the zero coupon note portion of the FMG Note as a loan-like instrument.

5.  We have read your response to prior comment 6 from our letter dated June 9, 2010.  Based on your response it appears that the aggregate paid of $206 million was not fully allocated to the Note based on your interpretation of paragraph 7 of APB 21.  However, in applying this guidance (ASC 835-30-25-6) to your fact pattern, it suggests that it may have been more appropriate to record a premium equal to $106 million (the excess of the $206 million price paid for the Note over the face value of the Note of $100 million) with the premium being amortized over the 13 year term of the Note using the interest method set forth in ASC 835-30-35-2.  Please provide to us calculations showing the impact on 2009 and 2010 income/expense of using your current method of accounting for the excess paid over the face value of the Note based on your interpretation of ASC 835-30-25-6 (paragraph 7 of APB 21) as compared to the method we noted above.  Please also tell us whether you expect the difference in approaches to be quantifiably material in future periods.  Refer to SAB 99 for guidance.

Terence O’Brien

As stated in our response to comment number 5 in your letter dated June 9, 2010, the Company did not find any GAAP guidance that was directly on point that either prohibited or required separate accounting recognition of the components of its investment.  However, the Company did note the guidance in ASC 835-30-25-6 (paragraph 7 of APB 21), which provides an example where separate accounting recognition is required for rights issued in connection with a note, even if not separable, by establishing a note discount in lieu of the stated rate.  This guidance was considered to be the most applicable to the fact pattern and as such we recognized a zero coupon note with the residual applied to the remaining component.  After considering the factors enumerated in response to comment number 4 above, the predominant characteristics of the remaining component of the investment led the Company to conclude it was more similar to a purchased royalty interest.

At the time the Company made this investment it also considered the method of accounting you describe above.  Using estimates of future cash flows from the FMG Note at that time, the Company prepared an analysis of the income statement impact by year of the accounting model we eventually chose (the “Company Approach”) and the approach you describe above (the “Full Accretion Approach”).  The cash flow estimates were based on estimates made in 2006 of the physical volume of iron ore to be produced each year, the period when the mine and related infrastructure construction would be completed and future iron ore prices during the term of the Note.  Other assumptions would have resulted in different income estimates; however, the results of the two approaches illustrated below would not be significantly different relative to each other using different assumptions.  The estimated pre-tax results were as follows (in thousands):

Year	Company Approach	Full Accretion Approach

2006	$676	$10,967
2007	2,788	46,295
2008	35,173	56,542
2009	43,124	56,956
2010	42,724	57,438
2011	52,581	59,012
2012	53,342	57,325
2013	55,226	56,014
2014	57,249	53,956
2015	57,871	51,057
2016	60,128	47,699
2017	62,462	43,066
2018	65,033	37,027
2019	64,600	19,623

Totals	$652,977	$652,977

Terence O’Brien

As illustrated above, the Full Accretion Approach would have resulted in the recognition of significant amounts of non-cash income during the first two years while Fortescue was constructing the mine and related infrastructure.   During this period, no mining revenues were expected to be generated, and the success or failure of the project was still in question.  Under the Full Accretion Approach, using the cash flow estimates at the time, cumulative income recognized prior to the first sale of iron ore during the second quarter of 2008 would have aggregated in excess of $60,000,000 more than under the Company Approach.  On a cumulative basis through the end of 2009, under the Full Accretion Approach, the Company would have recorded $170,760,000 of net income from this investment; under the Company Approach the cumulative income recognized would have been $81,761,000.  Based on this analysis and the accounting guidance in ASC 835-30-25-6 (paragraph 7 of APB 21), the Company concluded that the method of accounting it chose was more reflective of the completion of the earnings process, is supportable by the accounting literature and best reflects the economics of its investment.

Total actual income over the life of the investment is the same under both methods. However, if less income is recorded in the early years of the investment under the Company Approach than would have been recorded under the Full Accretion Approach, then more income will be recorded in the later years under the Company Approach than under the Full Accretion Approach.  The Company believes this is a more appropriate result as income on the FMG Note is predominately recognized based on the actual physical production and sale of iron ore produced from the mine.

It is not possible to compare the Full Accretion Approach with our actual results, since under the Full Accretion Approach the Company would have had to re-estimate future cash flows at each balance sheet date, and recognize any changes using the interest method set forth in ASC 835-30-35-2.  Since the Company did not employ that method, the Company did not prepare those estimates as of each balance sheet date, although current cash flow estimates are higher than originally estimated.  In addition, the Company believes it is more appropriate to look at the accounting considerations and the information it had at the time the investment was made and the accounting treatment had to be determined.  However, the Company’s actual cumulative income recorded from this investment through the end of 2009 was $107,105,000, which is significantly less than the amount which would have been recorded under the Full Accretion Approach based on the original cash flow estimates.  Since current estimated cash flows are higher than originally estimated, the Full Accretion Approach would have resulted in the recognition of even more income though the end of 2009 than is shown in the table above.

Terence O’Brien

6.  We have read your response to prior comment 7 from our letter dated June 9, 2010.  You concluded that the prepaid mining interest is not subject to derivative accounting because of the scope exception pursuant to ASC 815-10-15-59d.  However, ASC 815-10-15-60 (paragraph 58c(3) of SFAS 133) states that if a contract has more than one underlying and some, but not all, of them qualify for one of the scope exceptions of ASC 815-10-15-59, the application of the guidance to that contract depends on its predominant characteristics.  Specifically, we note on page 29 of your 2009 Form 10-K that you disclose that the ultimate value of the FMG Note will depend on the volume of iron ore shipped and iron ore prices over the remaining term of the Note and in your response to prior comment 3 you state “these factors [volume of iron ore shipped and iron ore prices] will primarily impact the value of the prepaid mining interest...”. Furthermore, on page 99 of the FMG 2009 Annual Report it appears that changes in iron prices could have a material impact to your future cash flows, given the manner in which interest is calculated.  So that we may better understand your accounting, please provide to us an analysis that demonstrates how you were able to conclude that changes in the combined underlying is not highly correlated with changes in market price.

At the time the Company entered into its investment, it reviewed the guidance in SFAS 133, including the criteria for the scope exception and its application when the underlying has more than one variable.  At the time the Company made its investment, Fortescue had only acquired certain mining rights, called tenements, to mine iron ore from certain specified areas of the Pilbara region of Western Australia.  Fortescue had yet to raise in excess of $2 billion to fund its project, which funds were necessary to develop the mine, build a 260 kilometer railroad, acquire nearly 1,000 ore cars and engines, build a shipping port and related infrastructure in Port Hedland, Australia, as well as acquire and construct a crushing and screening plant, access roads and other infrastructure at the mine site.  The project was an enormous undertaking, and the Company concluded that its prepaid mining interest was primarily dependent upon the physical volume of iron ore produced from the project (a physical variable), which was in turn primarily dependent upon physically constructing the project, including the port, extracting the ore, shipping it to the port and acquiring customers to purchase the ore.  While the accrual for the 4% interest due under the FMG Note is calculated based on the physical quantity sold and iron ore prices, without the successful development of the mine, construction of the railroad, port and related infrastructure, and ultimately the physical volume of iron ore produced, the iron ore prices would have little bearing.  Accordingly, since the predominant characteristic was the physical volume of iron ore, the Company concluded that the scope exception was applicable, as the contract was not highly correlated with changes in the market price of iron ore.

Terence O’Brien

If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.

Very truly yours,

/s/ Joseph A. Orlando
Joseph A. Orlando
Vice President and Chief Financial Officer

cc:  Tracey McKoy, Staff Accountant
Al Pavot